Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

August 27, 2015

Mr. Alberto Zapata
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:     Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Mr. Zapata:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on August 3, 2015 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A submitted on June 17, 2015 and filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.                                      Please provide a “Tandy Letter” along with your response to comments of the Staff.

Response:  Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.

2.                                      Please confirm that any blank or bracketed information in the Prospectus and Statement of Additional Information will be finalized in the 485(b) filing.

Response:  The Trust confirms that it will finalize all blank or bracketed information in the Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) under the Securities Act on August 31, 2015.

Prospectus

3.         In the “Example” section in the Fund Summary, please consider moving the “Class C — Assuming No Redemption” column to a separate line.

Response:  The Trust respectfully submits that the current placement of the column is not inconsistent with Form N-1A and is consistent with the Prospectuses for each of the other funds in the Touchstone Fund Complex.  We try to be consistent across our Prospectuses when possible.

4.                                      Please confirm whether “Acquired Fund Fees and Expenses” should be included in the fee table in the Fund Summary given the reference to “other investment companies” in the “Investment Strategies and Risks” section.

Response:  The Trust confirms that there are no “Acquired Fund Fees and Expenses” to be included in the fee table at this time.

5.         Please confirm the following points with respect to the Fund’s investment in Collateralized Loan Obligations (“CLOs”), which are included as one of the Fund’s core investments in the “Principal Investment Strategies” section:

A.             How much of the Fund’s portfolio will be invested in debt and equity securities of CLOs?

Response: Approximately 10 - 20% of the Fund’s portfolio is expected to be invested in debt and equity securities of CLOs.

B.             Does the Fund consider CLOs to be illiquid investments?

Response:  Typically, CLOs are privately offered and sold, and thus are not registered under the securities laws. As a result, the Fund may in certain circumstances characterize its investments in CLOs as illiquid.  In assessing liquidity, the Fund will consider various factors including whether the CLO may be purchased and sold in Rule 144A transactions and whether an active dealer market exists.  The Fund will not invest more than 15% of its assets in illiquid securities.

C.            Please confirm whether expenses related to investment in CLOs are included as “Acquired Fund Fees and Expenses” in the fee table.

Response:  The Fund intends to invest more heavily in debt securities of CLOs rather than equity securities.  As the debt owner, the Fund does not expect to bear the expenses relating to the investment in the CLO.  The Fund advises the Staff on a supplemental basis that it intends to include the collateral manager fees charged by the CLOs in which it holds an equity interest, if any, in the “Acquired Fund Fees and Expenses” line item.  The Fund notes that, while the Fund has access to information regarding such collateral manager fees, which are contractual in nature, it lacks corresponding access to the specific additional operational expenses, if any, incurred by such CLOs.  As a result, the Fund does not believe it would be appropriate to attempt to include an estimate of such fees under the “Acquired Fund Fees and Expenses” line item at this time, given the lack of specific information available to the Fund regarding the amount and extent of such expenses, if any.

D.            Are the CLOs invested in by the Fund vehicles that would be an investment company under Section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act?

Response:  The Trust confirms that the CLOs in its portfolio may be structured in reliance on Rule 3a-7 or the exemptions from the definition of investment company found in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

6.                                      If the Fund intends to engage in total return swaps, please disclose this in the Fund’s Prospectus or Statement of Additional Information.

Response:  The Trust confirms that the Fund currently does not anticipate entering into total return swaps.

7.                                      If the Fund intends to write credit default swaps, please confirm that it will segregate an amount equal to the full notional amount of the credit default swap to cover such obligations.

Response:  The Trust confirms supplementally that if the Fund sells a credit default swap it will segregate assets equal to the full notional amount of the swap in order to cover its obligations under the instrument, provided that the Fund shall not be precluded from relying on any subsequent guidance of the SEC or its staff with respect to segregation or cover requirements.

8.                                      Please confirm that the sub-advisor has the record necessary to confirm the composite calculation in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor” section of the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisors Act.

Response:  The sub-advisor has represented to the Trust that it has the records necessary to confirm the composite calculation in the in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor” section of the Prospectus.

*                                         *                                         *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford

Meredyth A. Whitford

cc:	Renee Hardt, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

TSF-54BB-TST-CO-1508

EXHIBIT A

August 27, 2015

Mr. Alberto Zapata
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651) (the “Trust”)

Dear Mr. Zapata:

In connection with the Trust’s response to certain oral comments received from the Commission staff on August 3, 2015, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on June 17, 2015, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer